UNDERWRITING AGREEMENT

October 2, 2018

Invictus MD Strategies Corp.
15047 Marine Drive, Suite 300
White Rock, BC
V4B 1C5

Attention: Dan Kriznic, Chairman and Chief Executive Officer

Dear Sirs/Mesdames:

PI Financial Corp (“PI”) and GMP Securities L.P. (“GMP”), as co-lead underwriters (the “Co-Lead Underwriters”), Canaccord Genuity Corp. and Echelon Wealth Partners, (together with the Co-Lead Underwriters, the “Underwriters” and each individually an “Underwriter”) each hereby, severally, and not jointly nor jointly and severally, offers and agrees to purchase, on a “bought deal” basis, on the basis of the respective percentages set forth opposite the name of each Underwriter in Section 16.1, from Invictus MD Strategies Corp. (the “Company”) an aggregate of 10,000,000 units (the “Units”) of the Company at a price of $2.00 per Unit (the “Purchase Price”), upon and subject to the terms and conditions set forth in this underwriting agreement (this “Agreement”), and the Company, by its acceptance hereof, agrees to issue and sell to theUnderwriters all but not less than all of the Units on the Closing Date (as defined below), at the Purchase Price, for aggregate gross proceeds of $20,000,000 (the “Offering”). PI and GMP shall act as the joint book-runners of the Offering.

Each Unit shall be comprised of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole such common share purchase warrant, a “Warrant”). Each Warrant will be exercisable to acquire one common share of the Company (a “Warrant Share”) for a period of two years following the Closing Date (as defined below) at an exercise price of $2.40 per Warrant Share, subject to adjustment in certain events. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture (as defined below). In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants as set forth in the Warrant Indenture, the provisions of the Warrant Indenture shall govern.

In addition, by acceptance of this Agreement, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, severally, and not jointly nor jointly and severally, at the Option Closing Time (as defined below) on the basis set forth below, in whole or in part and from time to time, up to 1,500,000 additional units (each comprised of one Common Share and one-half of one Warrant) from the Company (the “Option Units”), at a purchase price per Option Unit equal to the Purchase Price, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by PI, on behalf of the Underwriters and shall be exercisable to acquire (i) Option Units at the Purchase Price; (ii) additional Common Shares (“Additional Shares”), at a purchase price of $1.83 per Additional Share; and/or (iii) additional Warrants (“Additional Warrants”), at a purchase price of $0.34 per Additional Warrant, at the discretion of the Underwriters, provided that no more than the aggregate of 1,500,000 Additional Shares and 750,000 Additional Warrants are issued pursuant to the exercise of the Over-Allotment Option. If PI, on behalf of the Underwriters, elects to exercise all or any portion of the Over-Allotment Option from time to time, PI shall provide written notice (the “Exercise Notice”) to the Company not later than the two Business Days prior to the Option Closing Date (as defined below) specifying the aggregate number of Option Units, Additional Shares and/or Additional Warrants (collectively, the “Additional Securities”) to be purchased by the Underwriters and the date on which such Option Units are to be purchased (an “Option Closing Date”) and the Company shall be obligated to issue and sell such number of Additional Securities on such Option Closing Date. Such date may be the same as the Closing Date but not earlier than the Closing Date nor later than 30 days following the Closing Date. If the Over-Allotment Option is exercised in accordance with the foregoing, each Underwriter severally, and not jointly nor jointly and severally, agrees to purchase such portion of the Additional Securities (subject to such adjustments to eliminate fractional securities as PI, on behalf of the Underwriters, may determine) as is set out in Section 16.1 opposite the name of such Underwriter. The Units and the Additional Securities are collectively referred to herein as the “Offered Securities”. Unless the context otherwise requires or unless otherwise specifically stated, all references in this Agreement to the “Offering” shall be deemed to include the Over-Allotment Option.

In consideration of the Underwriters’ agreement to purchase the Units and in consideration of the services to be rendered by the Underwriters in connection with the Offering, the Company agrees to pay to the Underwriters: (A) at or prior to the Closing Time (as defined below) on the Closing Date an aggregate cash fee equal to 7.0% of the gross proceeds from the sale of the Units; and (B) at or prior to the closing time on each Option Closing Date an aggregate cash fee equal to 7.0% of the gross proceeds from the sale of Additional Securities at that time (the fees referred to in (A) and (B) are collectively the “Underwriters Fees”) and the Underwriting Fees shall be fully earned by the Underwriters at such time or times.

The Company agrees that the Underwriters will be permitted to appoint, at the sole cost and expense of the Underwriter so appointing, other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering, and that the Underwriter may determine the remuneration payable to such other dealers appointed by it; provided that, for certainty, the Company shall not have any liability for any such remuneration.

The Company and the Underwriters agree that no offers to sell or sales of the Offered Securities will be made to, or for the account or benefit of, persons in the United States (as defined below) or U.S. Persons (as defined below).

The following are the terms and conditions of this Agreement among the Company and the Underwriters.

SECTION 1
DEFINITION

In addition to the terms defined above, in this Agreement:

“AB Labs” means AB Laboratories Inc.;

“AB Ventures” means AB Ventures Inc.;

“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act;

“ACMPR Licences” has the meaning given to it in Section 8.1(q);

“Acreage Pharms” means Acreage Pharms Ltd.;

“Acreage Pharms Loan” means the debt financing arrangement between the Company and ATBFinancial dated August 7, 2018, pursuant to which ATB Financial provided approximately $25,5000,000 to Acreage Pharms with an interest rate at prime plus 2% per annum;

“Additional Securities” has the meaning given to it on the second page hereof;

“affiliate” has the meaning given to it in the Securities Act (British Columbia);

“Agreement” has the meaning given to it on the first page hereof;

“Applicable Anti-Money Laundering Laws” has the meaning given to it in Section 8.1(zz);

“Applicable Healthcare Laws” has the meaning given to it in Section 8.1(r);

“Audited Financial Statements” means the audited financial statements of the Company for the fiscal years of the Company ended January 31, 2018 and 2017, and the notes thereto and the auditors’ report thereon;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on whichCanadian chartered banks are closed for business in Vancouver, British Columbia;

“Canadian Securities Laws” means, collectively, all applicable securities laws in each of theQualifying Jurisdictions including the respective rules and regulations made thereunder together with applicable published national, multilateral and local instruments, policy statements, notices, blanket rulings and orders of the Securities Commissions, all discretionary rulings and orders, if any, of the Securities Commissions and all rules, by-laws and regulations governing the TSXV, all as the same are in effect at the date hereof and as amended, supplemented or replaced from time to time during the period of Distribution of the Offered Securities;

“CDS” has the meaning given to it in Section 12.2(a) of this Agreement;

“Claims” has the meaning ascribed thereto in Section 14.1 of this Agreement;

“Closing” means the completion of the sale by the Company and the purchase by the Underwriters, of the Units pursuant to this Agreement;

“Closing Date” means October 19, 2018 or such other date as the Company and the Underwriters may agree upon in writing but in any event not later than 42 days after the date of the Final Receipt;

“Closing Time” means 5:00 a.m. (Vancouver time) on the Closing Date or such other time on theClosing Date as the Company and the Underwriters may agree;

“Co-Lead Underwriters” has the meaning given to it on the first page hereof;

“Communication” has the meaning given to that term in Section 20.1 of this Agreement;

“Common Shares” has the meaning given to it on the first page hereof;

“Company” has the meaning given to it on the first page hereof;

“Condition of the Company” means the business, affairs, operations, assets, properties, prospects (as described in the Offering Documents), liabilities (contingent or otherwise), capital, earnings and financial condition of the Company and the Subsidiaries, taken as a whole;

“Contaminant” means any pollutants, hazardous wastes, Hazardous Materials or contaminants or any other matter (including any of the foregoing), which is defined or described as such pursuant to any such applicable Environmental Laws;

“Continuing Underwriters” has the meaning given to that term in Section 16.2 of this Agreement;

“Defaulted Securities” has the meaning given to that term in Section 16.2 of this Agreement;

“Disclosure Record” means the Company’s prospectuses, annual reports, annual and interim financial statements, annual information forms, business acquisition reports, management discussion and analysis of financial condition and results of operations, information circulars, material change reports, press releases and all other information or documents required to be filed or furnished by the Company under Canadian Securities Laws which have been publicly filed on the System for Electronic Document Analysis and Retrieval;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in Canadian Securities Laws;

“Documents Incorporated by Reference” means the documents specified in the Preliminary Prospectus, Final Prospectus or any Supplementary Material, as the case may be, as being incorporated therein by reference or which are deemed to be incorporated therein by reference pursuant to Canadian Securities Laws;

“Eligible Issuer” means an issuer which meets the criteria and has complied with the requirements of NI 44-101 so as to be qualified to offer securities by way of a short form prospectus under Canadian Securities Laws;

“Employee Plans” means each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company or the Subsidiaries for the benefit of any officer or director of the Company or the Subsidiaries;

“Environmental Activity” means any past or present activity in respect of a Hazardous Material including the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means all applicable Laws currently in existence in Canada and other jurisdictions (whether federal, provincial, state or municipal) relating to the protection and preservation of the environment, occupational health and safety or Contaminants;

“Exercise Notice” has the meaning given to that term on the first page hereof;

“Final Prospectus” means the (final) short form prospectus of the Company to be prepared in connection with the Distribution in the Qualifying Jurisdictions of the Units, the Over-Allotment Option and the Option Units under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Final Receipt” means the receipt issued by the Principal Regulator pursuant to the PassportSystem, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means, collectively, (i) the Audited Financial Statements; and (ii) theUnaudited Financial Statements;

“Future Harvest” means Future Harvest Development Ltd.;

“GMP” has the meaning given to it on the first page hereof;

“Governmental Authority” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, bureau or agency, domestic or foreign, (ii) any subdivision, agency, commission, board, or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority, and (iv) any court, tribunal or arbitral body, domestic or foreign; and, for greater certainty, includes the Securities Commissions, the TSXV and Health Canada;

“Governmental Licences” has the meaning given to that term in Section 8.1(n) of this Agreement;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including, without limitation;

“Indemnified Party” has the meaning given to that term in Section 14.1 of this Agreement;

“Indemnifying Party” has the meaning given to that term in Section 14.1 of this Agreement;

“Indemnitor” has the meaning ascribed thereto in Section 14.1 of this Agreement;

“Intellectual Property” means all of the following which is currently owned by or licensed for use to the Company or the Subsidiaries: (i) all trade or brand names, business names, trademarks, service marks, copyrights to any original works of authorship, patents, licences, industrial designs, and other industrial or intellectual property of any nature in any form whatsoever recognized in any jurisdiction throughout the world; and (ii) inventions, discoveries, developments, concepts, ideas, improvements, processes and methods, know-how, trade secrets, confidential information, systems, procedures, computer software, designs whether or not patentable or registrable, anywhere in the world;

“Laws” means all laws and all other statutes, regulations, rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, including Canadian Securities Laws, the Controlled Drugs and Substances Act, the Food and Drugs Act and their associated regulations including the ACMPR and Food and Drug Regulations, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means such Laws that apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Losses” has the meaning given to it in Section 14.1 of this Agreement;

“Marketing Material” means the term sheet of the Company dated September 26, 2018 for the Offering;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“misrepresentation”, “material fact” and “material change” mean a misrepresentation, material fact and material change, respectively each as defined under the Canadian Securities Laws of each Qualifying Jurisdiction and, if not so defined or in circumstances in which the particular Canadian Securities Laws of a particular Qualifying Jurisdiction are not applicable, mean a misrepresentation, material fact and material change, respectively, each as defined under the Securities Act (British Columbia);

“NI 41-101” means National Instrument 41-101 - General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations;

“Offered Securities” has the meaning given to that term on the second page hereof;

“Offering” means the offering of the Offered Securities pursuant to and in accordance with this Agreement and the Offering Documents;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus and the Supplementary Material;

“Option Closing Date” has the meaning given to that term on the first page hereof;

“Option Closing Time” means 8:00 a.m. (Toronto time) on any Option Closing Date or such other time on any Option Closing Date as the Company and the Underwriters may agree;

“Option Units” has the meaning given to that term on the first page hereof;

“Over-Allotment Option” has the meaning given to that term on the first page hereof;

“Passport System” means the passport system procedures provided for under National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions;

“person” shall be broadly interpreted and shall include an individual, firm, corporation, syndicate, partnership, trust, association, unincorporated organization, joint venture, investment club, government or agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company or the Subsidiaries can be used to specifically identify a person including but not limited to a natural person’s name, street address, telephone number, e-mail address, photograph, social insurance number, driver’s license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as “Personally Identifiable Information” under any applicable Laws;

“PI” has the meaning given to it on the first page hereof;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated the date hereof relating to the Distribution in the Qualifying Jurisdictions of the Units, the Over-Allotment Option and the Option Units under Canadian Securities Laws, including all of the Documents Incorporated by Reference;

“Preliminary Receipt” means the receipt issued by the Principal Regulator pursuant to the Passport System, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“Principal Regulator” means the British Columbia Securities Commission;

“Proceedings” means any action, suit or proceeding before or by any Governmental Authority that is in process, pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary and/or any of their respective properties or assets;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“Purchase Price” has the meaning given to that term on the first page hereof;

“Qualifying Jurisdictions” means all of the provinces of Canada, except Québec;

“Refusing Underwriter” has the meaning given to that term in Section 16.2 of this Agreement;

“Regulatory Authority” means the Governmental Authority authorized under applicable Laws to protect and promote public health through regulation and supervision of medical products, including, without limitation, Health Canada and similar regulatory agencies outside of Canada having jurisdiction over the Company, the Subsidiaries or their activities;

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities in each of the Qualifying Jurisdictions;

“Selling Firm” has the meaning given to that term in Section 9.1 of this Agreement;

“Subsidiaries” means Acreage Pharms, Greener Pastures MD Ltd., Poda Technologies Ltd.,Vitaleaf Management Inc., Prestige Worldwide Holdings Inc., Gene-Etics Strains Co. and 2102168 Alberta Ltd., and

“Subsidiary” means any one of them;

“subsidiaries” has the meaning given to it in Section 1(1) of the Securities Act (British Columbia

“Supplementary Material” means, collectively, any amendment to or amendment and restatement of the Preliminary Prospectus and/or the Final Prospectus, and any further amendment, amendment and restatement or supplemental prospectus thereto or ancillary materials that may be filed by or on behalf of the Company under Canadian Securities Laws relating to the Distribution of the Offered Securities thereunder;

“TSXV” means the TSX Venture Exchange;

“Unaudited Financial Statements” means the unaudited interim financial statements of theCompany for the three and six months period July 31, 2018 and 2017, together with the notes thereto;

“Underwriters” has the meaning given to that term on the first page hereof;

“Underwriters Fees” has the meaning given to that term on the second page hereof;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“Units” has the meaning given to it on the first page hereof;

“U.S. Person” means a “U.S. person”, as such term is defined in Rule 902(k) of Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Warrants” has the meaning given to it on the first page hereof;

“Warrant Indenture” means the warrant indenture to be dated as of the Closing Date between the Company and Computershare Trust Company of Canada, in a form to be agreed upon by the Company and the Underwriters, each acting reasonably; and

“Warrant Share” has the meaning given to it on the first page hereof.

Other

(a)	Any reference in this Agreement to a Section shall refer to a Section of this Agreement.

(b)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case require and the verb shall be construed as agreeing with the required word and/or pronoun.

(c)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(d)

Where any representation or warranty contained in this Agreement or any ancillary document hereto is expressly qualified by reference to the “knowledge” of the Company, or where any other reference is made herein or in to the “knowledge” of the Company, it shall be deemed to refer to the actual knowledge of (i) Dan Kriznic, Chairman and Chief Executive Officer, and (ii) Dylan Easterbrook, Chief Financial Officer, after having made due enquiry.

SECTION 2
QUALIFICATION OF THE OFFERED SECURITIES

Each purchaser who is resident in a Qualifying Jurisdiction shall purchase the Offered Securities pursuant to the Prospectus. Each other purchaser not resident in a Qualifying Jurisdiction, or located outside of a Qualifying Jurisdiction, shall purchase Offered Securities, which have been qualified by the Prospectus in Canada, only on a private placement basis under the applicable securities laws of the jurisdiction in which the purchaser is resident or located, in accordance with such procedures as the Company and the Underwriters may mutually agree, acting reasonably, in order to fully comply with applicable Laws and the terms of this Agreement. The Company hereby agrees to comply with all Canadian Securities Laws on a timely basis in connection with the distribution of the Offered Securities and the Company shall execute and file with the Securities Commissions all forms, notices and certificates relating to the Offering required to be filed pursuant to Canadian Securities Laws within the time required, and in the form prescribed, by Canadian Securities Laws. The Company also agrees to file within the periods stipulated under applicable Laws outside of Canada and at the Company’s expense all private placement forms required to be filed by the Company in connection with the Offering and pay all filing fees required to be paid in connection therewith so that the distribution of the Offered Securities outside of Canada may lawfully occur without the necessity of filing a prospectus or any similar document under the applicable Laws outside of Canada. The Underwriters agree to offer the Offered Securities for sale only in the Qualifying Jurisdictions and, subject to the consent of the Company (acting reasonably), in such jurisdictions outside of the Qualifying Jurisdictions where permitted by and in accordance with Canadian Securities Laws and the applicable securities laws of such other jurisdictions, and provided that in the case of jurisdictions other than the Qualifying Jurisdictions, the Company shall not be required to become registered or file a prospectus or registration statement or similar document in such jurisdictions and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

2.1      The Company shall:

(a)

on October 2, 2018 have prepared and filed the Preliminary Prospectus and other required documents with the Securities Commissions under the Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder;

(b)

as soon as possible after filing the Preliminary Prospectus, obtain a Preliminary Receipt from the Principal Regulator under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Preliminary Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions; and

(c)

use commercially reasonable efforts to promptly resolve any comments with respect to the Preliminary Prospectus and, not later than 5:00 p.m. (Vancouver time) on October 12, 2018 (or such later date as may be agreed to in writing by the Company and Co-Lead Underwriters), to have prepared and filed the Final Prospectus and other required documents with the Securities Commissions under Canadian Securities Laws, elected to use the Passport System and designated the Principal Regulator as the principal regulator thereunder, and to obtain a Final Receipt from the Principal Regulator under the Passport System which shall also evidence that a receipt has been issued or is deemed to have been issued for the Final Prospectus by each of the Securities Commissions of the other Qualifying Jurisdictions and otherwise have fulfilled all legal requirements to qualify the Offered Securities for Distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other registered dealer in the applicable Qualifying Jurisdictions.

2.2      During the period of Distribution of the Offered Securities, the Company will promptly take, or cause to be taken, any additional steps and proceedings that may from time to time be required under the Canadian Securities Laws or requested by PI, acting reasonably, to continue to qualify the Distribution of the Offered Securities.

2.3      Prior to the filing of the Preliminary Prospectus and the Final Prospectus and thereafter, during the period of Distribution of the Offered Securities, including prior to the filing of any Supplementary Material, the Company shall allow the Underwriters to review and comment on such documents and shall allow the Underwriters to conduct all due diligence investigations (including through the conduct of oral due diligence sessions at which management of the Company, the chair of the Company’s audit committee, its current and former auditors, legal counsel and other applicable experts) which they may reasonably require in order to fulfill their obligations as underwriter in order to enable them to execute any certificates required to be executed by them at the end of the Preliminary Prospectus, the Final Prospectus or any Supplementary Materials. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Company shall use its best efforts to make available its directors, senior management, auditors and legal counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to filing of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material. All information requested by the Underwriters, their counsel and their technical consultants in connection with the due diligence investigations of the Underwriter will be used only in connection with the Offering.

SECTION 3
DOCUMENTS TO BE DELIVERED

3.1      The Company shall deliver to each of the Underwriters (except to the extent any such document has been previously delivered to the Underwriters):

(a)

concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus, as the case may be, a copy of each of the Preliminary Prospectus and Final Prospectus, as the case may be, signed as required by Canadian Securities Laws;

(b)	a copy of all such documents and certificates that were filed with the Preliminary Prospectus and the Final Prospectus under Canadian Securities Laws;

(c)

concurrent with the filing of the Final Prospectus with the Securities Commissions, a comfort letter of the Company’s auditors, Manning Elliott LLP, addressed to the Underwriters and to the board of directors of the Company, in form and substance satisfactory to the Underwriters and their counsel, verifying the financial and accounting information relating to the Company and other numerical data of a financial nature contained in or incorporated by reference in the Final Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two (2) Business Days prior to the date of the letter and shall be in addition to the auditors’ reports contained in the Final Prospectus and any auditors’ comfort letter addressed to the Securities Commissions;

(d)

prior to filing of the Final Prospectus with the Securities Commissions, a copy of a letter from the TSXV advising the Company that conditional approval of the listing of the Common Shares and Warrants issuable pursuant to the Offering (including, for greater certainty, any Warrant Shares) has been granted by the TSXV, subject to the satisfaction of certain usual and customary conditions set out therein; and

(e)

copies of all other documents resulting or related to the Company taking all other steps and proceedings that may be necessary in order to qualify the Offered Securities for Distribution in each of the Qualifying Jurisdictions by the Underwriters and other persons who are registered in a category permitting them to distribute the Offered Securities under Canadian Securities Laws and who comply with such Canadian Securities Laws.

SECTION 4
SUPPLEMENTARY MATERIAL

4.1      If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Subject to compliance with Section 7,the Company shall promptly deliver to the Underwriters duly signed copies of all Supplementary Material, and any other document required to be filed under Section7.2.The Supplementary Material shall be in form and substance satisfactory to the Underwriters, acting reasonably. Concurrently with the delivery of any Supplementary Material, the Company shall deliver to the Underwriters with respect to such Supplementary Material, letters, opinions and documents similar to those referred to in Section 3.1, which shall be in form and substance acceptable to the Underwriters and their counsel, acting reasonably.

SECTION 5
DELIVERY CONSTITUTES REPRESENTATION AND CONSENT

5.1      Delivery of an Offering Document to the Underwriters shall constitute a representation and warranty by the Company to the Underwriters that, at the time of delivery thereof, all information and statements (except information and statements relating solely to the Underwriters and furnished to the Company in writing by the Underwriters for use therein) contained in such Offering Documents are true and correct in all material respects and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities and that no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters) which is required to be stated therein or is necessary to make any statement or information contained therein not false or misleading in light of the circumstances in which it was made; and that the Prospectus and any Supplementary Material comply in all material respects with Canadian Securities Laws. Such delivery shall also constitute the Company’s consent to the use of the Prospectus and any Supplementary Material by the Underwriters and the Selling Firms for the Distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement.

5.2      Each of the Company and the Underwriters have approved the Marketing Material, including any template version thereof. The Company has filed the Marketing Material with the Securities Commissions on or before the day such Marketing Material was first provided to potential purchasers of Offered Securities and the Company and the Underwriters have agreed that such Marketing Material will be incorporated by reference into the Final Prospectus. The Company confirms to the Underwriters that it has filed the Marketing Material with the Securities Commissions. Each of the Company and the Underwriters covenant and agree that it will not provide any potential investor of Offered Securities with any marketing materials except for the Marketing Material and any other marketing materials that comply with, and have been approved in accordance with, NI 41-101 or NI 44-101, as applicable. If requested by the Underwriters, in addition to the Marketing Material, the Company will cooperate, acting reasonably, with the Underwriters in approving any other marketing materials to be used in connection with the Offered Securities.

SECTION 6
COMMERCIAL COPIES

6.1      The Company shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and Supplementary Material to be delivered to the Underwriters without charge, in such numbers and in such cities in the Qualifying Jurisdictions as the Underwriters may reasonably request by written instructions to the Company. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one (1) Business Day for addresses within Toronto, Ontario and two (2) Business Days for addresses outside of Toronto, Ontario, after compliance with the Securities Laws in the Qualifying Jurisdictions pursuant to Section 2 with respect to the Preliminary Prospectus and the Final Prospectus, and on or before a date which is one (1) Business Day for addresses within Toronto, Ontario and two (2) Business Days for addresses outside of Toronto, Ontario, after the Securities Commissions issue receipts or are deemed to issue receipts for or accept for filing or are deemed to accept for filing, as the case may be, any Supplementary Material.

6.2      The Company shall cause to be provided to the Underwriters, without charge, such number of copies of any Documents Incorporated By Reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material that the Underwriters may reasonably request for use in connection with the distribution of the Offered Securities.

SECTION 7
MATERIAL CHANGES

7.1      Commencing on the date hereof and until the completion of the Distribution of the Offered Securities, the Company shall promptly notify the Co-Lead Underwriters, on behalf of the Underwriters, in writing of:

(a)

any material change (actual, anticipated, contemplated, proposed or threatened, financial or otherwise) in the Condition of the Company, including any information previously provided to the Underwriters concerning the Company, the Subsidiaries or the Offered Securities;

(b)

any new material fact in respect of the Company or the Subsidiaries (including in respect of its financial condition or results of the operations) which has arisen or has been discovered that would have been required to have been stated in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material had that fact arisen or been discovered on or prior to the date of any such document;

(c)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is or would reasonably be of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of such documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which would reasonably be expected to result in any of the Offering Documents not complying with applicable Canadian Securities Laws;

(d)	any notice by any Governmental Authority requesting any information, meeting or hearing relating to the Company, the Subsidiaries or the Offering; or

(e)	any other event or state of affairs that would reasonably be expected to be relevant to the Underwriters’ in connection with their due diligence investigations in respect of the Offering.

7.2      The Company will promptly (and in any event within any applicable time limitation) comply with all legal requirements under Canadian Securities Laws and the rules of the TSXV, including the prospectus amendment provisions of the Canadian Securities Laws required as a result of any event described in Section7.1 in respect of the Company applicable to it, in order to continue to qualify the Distribution of the Offered Securities in each of the Qualifying Jurisdictions pursuant to this Agreement, and the Company will prepare and file to the satisfaction of the Underwriters, acting reasonably, any Supplementary Material which, in the opinion of the Underwriters, may be necessary or advisable.

7.3       Commencing on the date hereof and until the completion of the Distribution of the Offered Securities, the Company will promptly inform the Underwriters in writing of the full particulars of:

(a)	any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Company;

(b)

the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the TSXV or any other competent authority, relating to the Preliminary Prospectus, the Final Prospectus, the Supplementary Material, the distribution of the Offered Securities or the Company;

(c)

any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Securities or any other event or state of affairs that could, individually or in the aggregate, have a material adverse effect on the Condition of the Company; or

(d)

the issuance by any Securities Commission, the TSXV or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company.

In addition to the provisions of Section 7.1 in respect of the Company and Section 7.2 above, the Company will, in good faith, discuss with the Underwriters any change, event or fact contemplated in Section 7.1, applicable to it, which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Underwriters under Section 7.1, and will consult with the Underwriters with respect to the form and content of any Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval of the form and substance thereof by the Underwriters and their counsel. The Company shall also co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate in the preparation of any Supplementary Material and to conduct all due diligence investigations which the Underwriters deem appropriate in order to fulfill their obligations as underwriters and to enable the Underwriters to responsibly execute any certificate related to such Supplementary Material required to be executed by them.

SECTION 8
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY

8.1      The Company represents and warrants to the Underwriters (which representations and warranties shall survive the Closing and any closing of the exercise of the Over-Allotment Option in accordance with Section 19.1, and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement, that (it being understood that any certificate signed by any officer of the Company and delivered to the Underwriters shall be deemed a representation and warranty by the Company to the Underwriters as to matters covered thereby):

(a)

each of the Company and the Subsidiaries have been duly incorporated, continued or amalgamated, as the case may be, and organized and is existing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power, capacity and authority to carry on its business as now conducted or contemplated to be conducted and to own, lease and operate its property and assets and, in the case of the Company, to execute, deliver and perform its obligations hereunder including to offer, issue, sell and deliver the Units and the Additional Securities and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)	the Company owns a 50% interest in AB Labs; a 22.22% interest in AB Ventures; and a 82.50% interest in Future Harvest;

(c)

all necessary corporate action has been taken by the Company, or will have been taken by the Company prior to the Closing Time, to authorize the offering, issuance, sale and delivery of the Common Shares and Warrants comprising the Units and the Additional Securities, the Warrant Shares issuable upon exercise of the Warrants and the grant of the Over-Allotment Option on the terms set forth in this Agreement and, upon receipt of payment therefor, the Common Shares partially comprising the Units and the Warrant Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(d)

this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought. Prior to the Closing Time, the Warrant Indenture shall have been duly authorized, executed and delivered by the Company and shall constitute a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization,moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought;

(e)

the execution and delivery of each of this Agreement and the Warrant Indenture and the performance of the Company’s obligations hereunder and thereunder, including the offering, issuance, sale and delivery of the Units and the Additional Securities and the grant of the Over-Allotment Option, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i)	any of the terms, conditions or provisions of the constating document of the Company, articles of the Company, or any resolution of its directors (or committees of directors) or shareholders;

(ii)	any Law applicable to the Company;

(iii)

any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, licence or other document to which it is a party or is subject or by which the Company, or any of its assets is bound, including the Acreage Pharms Loan; or

(iv)	any judgement, decision, order, ruling or other decree of any Governmental Authority;

(f)

all material agreements have been described or disclosed in the Disclosure Record and each material agreement is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in each material agreement. Neither the Company nor any of the Subsidiaries is in material breach, violation or default nor has it received any notification from any party claiming that the Company or the Subsidiaries is in material breach, violation or default under any material agreement and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any material agreement;

(g)

all agreements with third parties in connection with the business have been entered into and are being performed by the Company and the Subsidiaries and, to the knowledge of the Company, by all other third parties thereto, in compliance with their terms. There exists no actual or, to the knowledge of the Company, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Company or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers whose business with or whose purchases or inventories/components provided to the business of the Company or the Subsidiaries are individually or in the aggregate material to the Condition of the Company. All such business relationships are intact and mutually cooperative, and there exists no condition or state of fact or circumstances that would reasonably be expected to prevent the Company or the Subsidiaries from conducting such business with any such third parties in the same manner in all material respects as currently conducted or proposed to be conducted;

(h)

as of the date hereof, the authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of Class A Preferred shares, both without par value and, as of the date hereof, the only securities of the Company that are issued and outstanding are 100,364,212 common shares and 810.33 Class A Preferred Shares, all of which are fully paid and non-assessable, stock options to purchase 9,633,000 common shares, and warrants to purchase 2,873,595 common shares and, except as provided for in this Agreement or as disclosed in the Disclosure Record, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Company or its Subsidiaries or any other security convertible into or exchangeable for any such shares, or to require the Company or its Subsidiaries to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(i)

other than the Subsidiaries, the Company has no subsidiaries and does not hold an investment in any Person (including the Subsidiaries) which is material to the business and affairs of the Company other than as set out in Section 8.1(b) above; the Company’s direct or indirect ownership interest in each of the Subsidiaries is held free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, options to purchase, obligations to sell, pre-emptive rights, and restrictions or other adverse claims of any kind or nature, except for such encumbrances provided as security under the Acreage Pharms Loan; and all such securities of the Subsidiaries have been validly issued and are outstanding as fully paid and non-assessable;

(j)

the Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, and is not on the list of defaulting issuers maintained by the applicable securities commissions or securities regulatory authorities in those provinces. The Company will ensure that it is not at the Closing Time on the Closing Date or the Option Closing Time on the Option Closing Date, as the case may be, be on the list of defaulting issuers maintained by any Securities Commission in such Qualifying Jurisdictions;

(k)

the Company is in compliance with its timely and continuous disclosure obligations under the Canadian Securities Laws and the policies, rules and regulations of the TSXV in all material respects and, without limiting the generality of the foregoing, there has not occurred any material change in the Condition of the Company since July 31, 2018 which has not been set forth in the Disclosure Record or otherwise publicly disclosed on a non-confidential basis, and the Company has not filed any confidential material change reports since July 31, 2018 which remains confidential as at the date hereof;

(l)	to the Company’s knowledge (without enquiry), no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company or any Subsidiary;

(m)

the Company is not in violation of any applicable Laws other than violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company;

(n)

(A) the Company and the Subsidiaries possess all permits, certificates, licences, approvals, consents and other authorizations and clearances, and supplements and amendments to the foregoing including, without limitation, the ACMPR Licences (collectively, the “Governmental Licences”) issued by the appropriate Governmental Authority necessary or required to conduct the business as now operated by the Company and the Subsidiaries and proposed to be conducted by the Company and the Subsidiaries (except as otherwise described in the Offering Documents); (B) the Company and the Subsidiaries are all in compliance with the terms and conditions of all such Governmental Licences except for instances of noncompliance which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company; (C) all of the Governmental Licences are in good standing, valid and in full force and effect; and (D) neither the Company nor any of the Subsidiaries have received any notice relating to the cancellation, revocation, limitation, suspension, or adverse modification of any such Governmental Licences;

(o)

AB Labs is an approved licenced producer in the medical cannabis industry in Canada, under the Controlled Drugs and Substances Act and the ACMPR, authorizing the Company to, among other things, produce, sell, possess, ship, transport, deliver and destroy cannabis, dried cannabis and cannabis oil, and all operations of AB Labs have been and continue to be conducted in compliance with all applicable Laws;

(p)

Acreage Pharms is an approved licenced producer in the medical cannabis industry in Canada, under the Controlled Drugs and Substances Act and the ACMPR, authorizing the Company to, among other things, produce, sell, possess, ship, transport, deliver and destroy cannabis, dried cannabis and cannabis oil, and all operations of Acreage Pharms have been and continue to be conducted in compliance with all applicable Laws;

(q)

the Offering (including the proposed use of proceeds of the Offering) will not have any adverse impact on the current licences held by each of AB Labs and Acreage Pharms issued pursuant to the ACMPR (the “ACMPR Licences”) or require the Company or any Subsidiary to obtain any new licence under the ACMPR or other applicable Laws;

(r)

the Company: (A) is and at all times has been in compliance in all material respects with all applicable statutes, rules, regulations, ordinances, orders, by-laws, decrees and guidance applicable to it under any Laws relating in whole or in part to health and safety and/or the environment, any implementing regulations pursuant to any of the foregoing, and all similar or related federal, state, provincial or local healthcare statutes, regulations and directives applicable to the business of the Company, including but not limited to applicable Laws concerning fee-splitting, kickbacks, corporate practice of medicine, disclosure of ownership, related party requirements, survey, certification, licensing, civil monetary penalties, self-referrals, or Laws concerning the privacy and/or security of personal health information and breach notification requirements concerning personal health information (including without limitation the ACMPR) (collectively, “Applicable Healthcare Laws”); (B) has not received any correspondence or notice from any Governmental Authority alleging or asserting material noncompliance with any Applicable Healthcare Laws or any Governmental Licences required by any such Applicable Healthcare Laws; (C) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Company, the Subsidiaries or any of their directors, officers and/or employees is in material violation of any Applicable Healthcare Laws or Governmental Licences required by any such Applicable Healthcare Laws and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such claim, suit, proceeding, charge, hearing, enforcement, audit, inspection, investigation, arbitration or other action; and (D) either directly has, or indirectly on its behalf has, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Healthcare Laws or Governmental Licences required by any such Applicable Healthcare Laws in order to keep all Governmental Licences in good standing, valid and in full force (except where the failure to so file, declare, obtain, maintain or submit would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company), and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and correct in all material respects on the date filed (or were corrected or supplemented by a subsequent submission);

(s)

the Company has not received notice of any action pending or recommended by any Governmental Authority (including a Regulatory Authority) to terminate, suspend, limit, withdraw, or forfeit the participation of the Company in any government program, including the programs for purchasing medical cannabis made available by Veterans Affairs Canada to veterans of the Canadian armed forces;

(t)

except for ordinary course inquiries by Regulatory Authorities, no Regulatory Authority is presently alleging or asserting, or, to the Company’s knowledge, threatening to allege or assert, noncompliance with any applicable legal requirement or registration in respect of the Company’s products;

(u)

the Company engages in testing of its products with sufficient regularity to ensure material compliance with the Pest Control Products Act (Canada) and to theCompany’s knowledge, none of the Company’s products contain any pesticides or other ingredients not approved for use in food production in accordance with thePest Control Products Act (Canada);

(v)

all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and its Subsidiaries in connection with their business is being conducted in accordance with best industry practices and in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to the business, all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects;

(w)

the Company’s products are currently manufactured, tested, packaged and labeled at facilities which are in compliance with applicable Laws, Applicable Healthcare Laws and such other regulatory requirements applicable to the Company’s products, including good production practices that are acceptable to Health Canada;

(x)

the Company is not in material breach or violation of or default under, and, to the knowledge of the Company, no event or omission has occurred which after notice or lapse of time or both, would constitute a breach or violation of or default under, or would result in the acceleration or maturity of any indebtedness (including the Acreage Pharms Loan) or other material liabilities or obligations under any mortgage, hypothec, note, indenture, contract, agreement (written or oral), instrument, lease, or other document to which it is a party or is subject or by which it or its assets or properties are bound;

(y)

there are no Proceedings that would have a material adverse effect on the Condition of the Company or the consummation of the transactions contemplated in this Agreement and the aggregate of all pending Proceedings, including routine litigation, would not reasonably be expected to have a material adverse effect on the Condition of the Company if determined unfavourably against the Company or the Subsidiaries;

(z)

no Governmental Authority has issued any order preventing or suspending the trading of any of the Company’s securities, the use of the Offering Documents or the Distribution of the Offered Securities or the Over-Allotment Option and no investigation, order, inquiry or proceeding has been commenced or is pending or, to the knowledge of the Company, is contemplated or threatened by any such authority;

(aa)

other than in connection with the restatement of financial statements referred to in the Company’s press release dated February 24, 2017 (the “Restatement”), the Company’s annual audited financial statements, including the Audited Financial Statements, have been prepared in accordance with Canadian Securities Laws and IFRS, applied on a consistent basis throughout the periods involved, and fairly present in all material respects the consolidated financial position, results of operations, earnings and cash flow of the Company as at the dates and for the periods indicated and do not contain a misrepresentation;

(bb)

the auditors who reported on and certified the Audited Financial Statements are independent with respect to the Company within the meaning of the rules of professional conduct of the Institute of Chartered Professional Accountants of British Columbia and, other than the Restatement, there has never been any“reportable event” (as such term is defined in NI 51-102) with the auditors or any former auditor of the Company (such determination to be made as if the Company was a “reporting issuer” under Canadian Securities Laws);

(cc)

the Unaudited Financial Statements have been prepared in accordance with Canadian Securities Laws and IFRS, applied on a consistent basis throughout the periods involved, and fairly present in all material respects the consolidated financial position, results of operations, earnings and cash flow of the Company as at the dates and for the periods indicated and do not contain a misrepresentation;

(dd)

other than in connection with the Restatement, the certifications of the officers included in the Disclosure Record with respect to the Company’s financial statements are materially correct and the financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of the date and for the periods presented in the financial statements;

(ee)

other than as disclosed in the Financial Statements, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the Company or the Subsidiaries, including with any unconsolidated entities or other persons, that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or the Subsidiaries or that would be material the Company and the Subsidiaries (taken as a whole) or the Condition of the Company;

(ff)	the audit committee’s responsibilities and composition comply with NationalInstrument 52-110 -Audit Committees;

(gg)

except as disclosed in the Offering Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction within the three (3) years prior to the date hereof, or any proposed transaction, with the Company which, as the case may be, has materially affected or is reasonably expected to materially affect the Company and its Subsidiaries on a consolidated basis;

(hh)

the Company and the Subsidiaries each have established and maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i)transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the financial statements to be fairly presented in accordance with IFRS and to maintain accountability for assets; (iii) access to its assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to differences; (v) material information relating to the Company and the Subsidiaries is made known to those within the Company responsible for the preparation of the financial statements during the period in which the financial statements have been prepared and that such material information is disclosed to the public within the time periods required by applicable Laws; and (vi) all significant deficiencies and material weaknesses in the design or operation of such internal controls that could reasonably be expected to adversely affect the Company’s ability to disclose to the public information required to be disclosed by it in accordance with applicable Law and all fraud, whether or not material, that involves management or employees that have a significant role in the Company’s internal controls have been disclosed to the audit committee of the Company’s board of directors;

(ii)

all income tax returns of the Company and the Subsidiaries required by applicable Law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided or except with respect to any matter which would not reasonably be expected to have a material adverse effect on the Condition of the Company. All other tax returns of the Company and the Subsidiaries required to be filed pursuant to any applicable Law have been filed, and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been provided for in the Financial Statements. The Company and the Subsidiaries have made instalments of taxes as and when required. The Company and the Subsidiaries have duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable Law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority;

(jj)

the Company does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (as such term is used in the Income Tax Act (Canada));

(kk)

the Company and the Subsidiaries have satisfied all obligations under, and there are no outstanding defaults, breaches or violations with respect to, and no taxes, penalties, or fees are owing or exigible under or in respect of, any employee benefit, incentive, pension, retirement, stock option, stock purchase, stock appreciation,health, welfare, medical, dental, disability, life insurance and similar plans, arrangements or practices relating to the current or former employees, officers or directors of the Company and the Subsidiaries maintained, sponsored or funded by them, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered and all contributions or premiums required to be paid thereunder have been made in a timely fashion and any such plan or arrangement which is a funded plan or arrangement is fully funded on an ongoing and termination basis;

(ll)

the Company and the Subsidiaries have good and marketable title to the respective property and assets owned by them and hold a valid leasehold interest in all property leased by them, in each case with the Company’s and the Subsidiaries’ interest therein being free and clear of all encumbrances, liens, mortgages, hypothecations, security interests, charges or adverse interests whatsoever, options to purchase, obligations to sell, pre-emptive rights, and restrictions or other adverse claims of any kind or nature other than those disclosed in the Offering Documents or created pursuant to the Acreage Pharms Loan and except for those which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Condition of the Company;

(mm)

the Company and the Subsidiaries maintain insurance policies with reputable insurers against risks of loss of or damage to its properties, assets and business of such types and with such coverages as are customary in the case of entities engaged in the same or similar businesses and the Company and the Subsidiaries are not in default with respect to any provisions of such policies and have not failed to give any notice or to present any claim under any such policy in a due and timely manner;

(nn)	the Company and the Subsidiaries:

(i)	and the property, assets and operations thereof comply in all material respects with all applicable Environmental Laws including any Environmental Activity undertaken thereon;

(ii)

have not received any notice of any claim, judicial or administrative proceeding, pending or, to the knowledge of the Company, threatened against, the Company, the Subsidiaries or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws which, individually or in the aggregate, would reasonably be expected to be materially adversely to the Condition of the Company, the Company is not aware of any facts which would reasonably be expected to give rise to any such claim or judicial or administrative proceeding and, to the Company’s knowledge, neither the Company nor any Subsidiary, nor any of the property, assets or operations of any of them, is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant or Hazardous Substance into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iii)

except in compliance with Environmental Law, have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, the Company and the Subsidiaries do not, to the Company’s knowledge, have any material liability (whether contingent or otherwise) in connection with any Environmental Activity and no notice has been given under any applicable Law or of any material liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting any of the Company or the Subsidiaries or the property, assets, business or operations of any of them; and

(iv)	except in compliance with Environmental Law, have not stored any Contaminants on the property thereof and have not disposed of any Contaminants in a manner contrary to any Environmental Laws;

(oo)

each of the Company and the Subsidiaries owns or has the right to use all of the Intellectual Property owned or used by it as of the date hereof. All registrations, if any, and filings necessary to preserve the rights of the Company and the Subsidiaries in the Intellectual Property have been made and are in good standing. Neither the Company nor any Subsidiary has any material pending action or proceeding, nor any material threatened action or proceeding, against any person with respect to the use of the Intellectual Property, and there are no circumstances which cast doubt on the validity or enforceability of the Intellectual Property owned or used by the Company or the Subsidiaries. The conduct of the Company’s and the Subsidiaries’ business, taken as a whole, does not, to the knowledge of the Company, infringe upon the intellectual property rights of any other person. Neither the Company nor any Subsidiary has any pending action or proceeding, nor, to the knowledge of the Company, is there any threatened action or proceeding against it with respect to the Company’s or the Subsidiaries’ use of the Intellectual Property. No third parties have rights to any Intellectual Property that is owned by the Company or the Subsidiaries, except as disclosed in the Offering Documents or other than rights acquired pursuant to nonexclusive licenses granted by the Company or the Subsidiaries in the ordinary course of business. None of the Intellectual Property that is owned by the Company or the Subsidiaries comprises an improvement to any Intellectual Property that would give any third person any rights to any such Intellectual Property, including, without limitation, rights to license any such Intellectual Property;

(pp)

the Company and the Subsidiaries have security measures and safeguards in place to protect Personally Identifiable Information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied in all material respects with all applicable privacy and consumer protection Laws and neither has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy Laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect Personally Identifiable Information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse;

(qq)	except as disclosed in the Offering Documents, since July 31, 2018:

(i)	there has not been any material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company;

(ii)	there has not been any material change in the capital stock or long-term or short-term debt of the Company and the Subsidiaries, taken as a whole; and

(iii)	there has been no transaction out of the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole;

(rr)

the minute books and corporate records of the Company and the Subsidiaries made available to Fasken Martineau DuMoulin LLP, counsel to the Underwriters, in connection with due diligence investigations of the Company and the Subsidiaries for the periods from the date of incorporation to the date of examination thereof are the original minute books and records of the Company and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the shareholders, the board of directors and all committees of the board of directors of the Company and the Subsidiaries, respectively, and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committee of the board of directors of the Company or the Subsidiaries to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records;

(ss)

each of the documents forming the Disclosure Record filed since May 24, 2017 by or on behalf of the Company with any Securities Commission or the TSXV, did not contain a misrepresentation, determined as at the date of filing, which has not been corrected by the filing of a subsequent document which forms part of the Disclosure Record;

(tt)

other than Eventus Capital Corp., which has been appointed as a special advisor to the Company, the Underwriters and the Selling Firms, there is no person acting or purporting to act at the request of the Company, who is entitled to any brokerage, commission or agency fee in connection with the sale of the Offered Securities;

(uu)

no material work stoppage, strike, lock-out, labour disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or the Subsidiaries currently exists or, to the knowledge of the Company, is imminent or pending and the Company and the Subsidiaries are in material compliance with all provisions of all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours;

(vv)

there are no complaints against the Company or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor has there been any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material and adverse to the Condition of the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards Laws which place any material obligation upon the Company and the Subsidiaries to do or refrain from doing any act. The Company and the Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar Laws, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders against the Company or the Subsidiaries under applicable workers’ compensation, occupational health and safety or similar Laws nor has any event occurred which may give rise to any such claim or order;

(ww)

neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. No action has been taken or, to the knowledge of the Company, is contemplated to organize or unionize any employees of the Company or the Subsidiaries that would be material to the Company and the Subsidiaries, taken as a whole;

(xx)

the Company has disclosed, to the extent required by applicable Canadian Securities Laws, all Employee Plans, each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plans;

(yy)

neither the Company nor any Subsidiary, nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or the Subsidiaries, including but not limited to Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any government official, whether directly or through any other person, for the purpose of influencing any act or decision of a government official in his or her official capacity; inducing a government official to do or omit to do any act in violation of his or her lawful duties or to use his or its influence with a government or instrumentality thereof to affect or influence any act or decision of such government or department, agency, instrumentality or entity thereof; securing any improper advantage; inducing a government official to influence or affect any act or decision of any Governmental Authority; or assisting the Company or the Subsidiaries or any representative thereof in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary, nor any director, officer, employee, consultant, representative or agent of foregoing acting upon the request or at the direction of the Company or the Subsidiaries, has (1) conducted or initiated any review, audit, or internal investigation that concluded the Company, the Subsidiaries or any director, officer, employee, consultant, representative or agent of the foregoing violated any such Laws or committed any wrongdoing, or (2) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anticorruption Laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws;

(zz)

the operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the “Applicable Anti-Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Authority involving the Company or the Subsidiaries with respect to Applicable Anti-Money Laundering Laws is, to the knowledge of the Company, pending or threatened;

(aaa)

neither the Company nor any Subsidiary, nor to the best knowledge of the Company, any director, officer, agent, employee, affiliate or person acting on behalf of the Company has not been or is not currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department ("OFAC"); and the Company will not directly or indirectly use any proceeds of the Private Placement or lend, contribute or otherwise make available such proceeds to the Company or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States administered by OFAC;

(bbb)

none of the directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(ccc)

the Common Shares are listed and posted for trading on the TSXV and prior to the Closing Time, all necessary notices and filings will have been made with and all necessary consents, approvals, authorizations will have been obtained by the Company from the TSXV to ensure that, subject to fulfilling customary listing conditions, the Common Shares partially comprising the Units, the Warrants partially comprising the Units, the Common Shares partially comprising the Option Units, the Warrants partially comprising the Option Units and the Warrant Shares issuable upon exercise of the Warrants will be listed and posted for trading on the TSXV upon their issuance;

(ddd)	neither the Company nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the TSXV;

(eee)	except for the formal written consent of the TSXV, there are no third party consents required to be obtained in order for the Company to complete the Offering;

(fff)	Computershare Investor Services Inc., at its principal offices in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent for the Common Shares;

(ggg)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Securities, the Common Shares or any other security of the Company has been issued or made by any Securities Commission or stock exchange or any other regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, contemplated or threatened by any such authority or under any Canadian Securities Laws;

(hhh)	the business and material property and assets of the Company and the Subsidiaries conform in all material respects to the descriptions thereof contained in the Offering Documents;

(iii)

all forward-looking information and statements of the Company contained in the Offering Documents and the Disclosure Record and the assumptions underlying such information and statements, subject to any qualifications contained therein, including any forecasts and estimates, expressions of opinion, intention and expectation, as at the time they were or will be made, were or will be made on reasonable grounds after due and proper consideration and were or will be truly and honestly held and fairly based;

(jjj)

the statistical, industry and market related data included, or incorporated by reference, in the Prospectus are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable as at the date of the applicable document and, the Company has no reason to believe that such data is inconsistent with the sources from which it was derived;

(kkk)

the Company is not insolvent (within the meaning of applicable Laws), is able to pay its liabilities as they become due and has sufficient working capital to fund its operations for 12 months following the Closing Date;

(lll)	the Company has not withheld from the Underwriters any adverse material facts relating to the Company, any of the Subsidiaries or the Offering;

(mmm)

the Company (i) has not made any significant acquisitions as such term is defined in Part 8 of NI 51-102 in its current financial year or prior financial years in respect of which historical and/or pro forma financial statements or other information would be required to be included or incorporated by reference into the Prospectus and for which a business acquisition report has not been filed under NI 51-102, (ii) has not entered into any agreement or arrangement in respect of a transaction that would be a significant acquisition for purposes of Part 8 of NI 51-102, and (iii) there are no proposed acquisitions by the Company that have progressed to the state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and would be a significant acquisition for the purposes of Part 8 of NI 51-102 if completed as of the date of the Final Prospectus;

(nnn)

the Company is not currently party to any agreement providing for the change of control of the Company (whether by sale or transfer of shares or sale of all or substantially all of the assets and properties of the Company or otherwise);

(ooo)

the Company is as of the date hereof an Eligible Issuer in the Qualifying Jurisdictions and, on the dates of and upon filing of the Preliminary Prospectus and the Final Prospectus, will be an Eligible Issuer in the Qualifying Jurisdictions and there will be no documents required to be filed under Canadian Securities Laws in connection with the Offering of the Offered Securities that will not have been filed as required as at those respective dates;

(ppp)

the Company is not aware of any circumstances presently existing under which liability is or could reasonably be expected to be incurred by the Company under Part 16.1 – Civil Liability for Secondary Market Disclosure of the Securities Act (British Columbia) or analogous Canadian Securities Laws in the other Qualifying Jurisdictions;

(qqq)

the Offered Securities qualify as qualified investments as described in the Preliminary Prospectus under the heading “Eligibility for Investment” and the Company will not take or permit any action within its control which would cause the Offered Securities to cease to be qualified, during the period of distribution of the Offered Securities, as qualified investments to the extent so described in the Prospectus; and

(rrr)	all statements made in the Prospectus describing the Offered Securities and the respective attributes thereof are complete and accurate in all material respects.

SECTION 9
DISTRIBUTION OF OFFERED SECURITIES

9.1      The Underwriters shall, and shall require any investment dealer (other than the Underwriters) with which the Underwriters have a contractual relationship in respect of the distribution of the Offered Securities (each, a “Selling Firm”) to agree to, comply with Canadian Securities Laws in connection with the distribution of the Offered Securities and shall offer the Offered Securities for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Final Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm to agree to, offer for sale to the public and sell the Offered Securities only in those jurisdictions where they may be lawfully offered for sale or sold and shall seek the prior consent of the Company, such consent not to be unreasonably withheld, regarding the jurisdictions other than the Qualifying Jurisdictions and the United States where the Offered Securities are to be offered and sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Securities as soon as reasonably practicable but in any event no later than 42 days after the date of the Final Receipt; and (ii) as soon as practicable after the completion of the distribution of the Offered Securities, and in any event within 30 days after the later of the Closing Date or the last Option Closing Date, notify the Company thereof and provide the Company with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions.

9.2      [Intentionally left blank]

9.3      For the purposes of this Section 9, the Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where a Final Receipt or similar document for the Final Prospectus shall have been obtained from or deemed issued by the applicable Securities Commission following the filing of the Final Prospectus unless otherwise notified in writing by the Company.

9.4      During the Distribution of the Offered Securities, other than the Offering Documents, the press release announcing the Offering, and the Marketing Materials, the Underwriters shall not provide any potential investor with any materials or written communication in relation to the Distribution of the Offered Securities. The Company and the Underwriters, severally, and not jointly nor jointly and severally, each covenant and agree (i) not to provide any potential investor of Offered Securities with any marketing materials unless a template version of such marketing materials has been filed by the Company with the Securities Commissions on or before the day such marketing materials are first provided to any potential investor of Offered Securities, (ii) not to provide any potential investor in the Qualifying Jurisdictions with any materials or information in relation to the Distribution of the Offered Securities or the Company other than (a) such marketing materials that have been approved and filed in accordance with NI 44-101, (b) the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, and (c) any “standard term sheets” (within the meaning of Canadian Securities Laws) approved in writing by the Company and PI, and (iii) that any marketing materials approved and filed in accordance with NI 44-101 and any standard term sheets approved in writing by the Company and PI shall only be provided to potential investors in the Qualifying Jurisdictions.

9.5      Notwithstanding the foregoing provisions of this Section 9, an Underwriter will not be liable to the Company under this Section 9 with respect to a default under this Section 9 by another Underwriter or any Selling Firm appointed by another Underwriter. However, each Underwriter shall be liable to the Company under this Section 9 with respect to any breach by it or any Selling Firm appointed by it of this Section 9.

9.6      Neither the Company, nor the Underwriters, shall make any public announcement in connection with the Offering, except if the other party has consented to such announcement or the announcement is required by applicable Laws or stock exchange rules. For greater certainty, during the period commencing on the date hereof and until completion of the Distribution of the Offered Securities, the Company will promptly provide to the Underwriters drafts of any press releases of the Company for review and comment by the Underwriters and the Underwriters’ counsel prior to issuance, provided that any such review will be completed in a timely manner, and the Company will incorporate in such press releases all reasonable comments of the Underwriters. To deal with the possibility that the Units and Option Units may be offered and sold to United States purchasers, any such press release shall contain, in substantially the following form, a legend and comply with Rule 135e under the U.S. Securities Act: “This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.”.

SECTION 10
COVENANTS OF THE COMPANY

10.1      The Company covenants and agrees with the Underwriters that the Company:

(a)

will promptly provide to the Underwriters and their counsel, during the period commencing on the date hereof and until completion of the Distribution of the Units, drafts of any filings to be made with any securities exchange or regulatory body in Canada or the United States or any other jurisdiction by the Company or the Subsidiaries of information relating to the Offering or pursuant to the Company’s or the Subsidiaries’ continuous disclosure obligations under applicable Canadian Securities Laws for review by the Underwriters and their counsel prior to filing, and give the Underwriters and their counsel a reasonable opportunity to provide comments on such filing, subject to the Company’s timely disclosure obligations under applicable Canadian Securities Laws;

(b)

will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor from the Securities Commissions have been obtained and will provide evidence satisfactory to the Underwriters of each such filing and copies of such receipts;

(c)

will advise the Underwriters, promptly after receiving notice or obtaining knowledge of: (i) the issuance by any Securities Commission of any order suspending or preventing the use of any of the Offering Documents or suspending or seeking to suspend the trading of the Offered Securities; (ii) the suspension of the qualification of the Offered Securities for Distribution in any of the Qualifying Jurisdictions; (iii) the institution, threatening or contemplation of any proceeding for any such purposes; or (iv) any requests made by any Securities Commission for amending or supplementing any of the Offering Documents or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order or any suspension respectively referred to in (i) or (ii) above and, if any such order is issued, to obtain the withdrawal thereof promptly or if any such suspension occurs, to promptly remedy such suspension in accordance with this Agreement;

(d)

prior to the Closing Date or Option Closing Date, as applicable, make all reasonable arrangements that are within the control of the Company for the electronic deposit of the Common Shares and Warrants comprising the Units and Additional Securities pursuant to the non-certificated issue system of CDS on the Closing Date or Option Closing Date, as applicable. All fees and expenses payable to CDS and/or the Transfer Agent in connection with the electronic deposit and the fees and expenses payable to CDS in connection with the initial or additional transfers as may be required in the course of the Distribution of the Units shall be borne by the Company;

(e)

will use its commercially reasonable efforts to remain, and to cause each of the Subsidiaries to remain, until the expiry date of the Warrants, a corporation validly subsisting under the laws of its jurisdiction of existence, and to be duly licensed, registered or qualified as an extra-provincial or foreign corporation or entity in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and to carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws of each such jurisdiction, provided that the Company shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take- over bid pursuant to which Company’s securities cease to be listed on a recognized stock exchange or quotation system;

(f)	will use its commercially reasonable efforts to maintain:

(i)	its status as a “reporting issuer” under Canadian Securities Laws and not in default of any requirement of such Canadian Securities Laws until the expiry date of the Warrants; and

(ii)

the listing of the Common Shares and Warrants on the TSXV or such other recognized stock exchange or quotation system as PI, on behalf of the Underwriters, may approve (acting reasonably), until the expiry date of the Warrants, provided that (A) the foregoing is subject to the obligations of the directors to comply with their fiduciary duties to the Company; and (B) the Company shall not be required to comply with this Section following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Company’s securities cease to be listed on a recognized stock exchange or quotation system;

(g)

will use its commercially reasonable efforts to ensure that the Common Shares and the Warrants partially comprising the Offered Securities are listed and posted for trading on the TSXV on the Closing Date;

(h)	[intentionally left blank]

(i)	will apply the net proceeds from the issue and sale of the Units and the Additional Securities in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus;

(j)	[intentionally left blank]

(k)

prior to the Closing Date or Option Closing Date, as the case may be, will promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Underwriters may reasonably require from time to time for the purpose of giving effect this Agreement and the transactions contemplated hereby, including to the Offering, and take all such steps as may be reasonably required within its power to implement to the full extent the provisions, and to satisfy the conditions, of this Agreement as it relates to the sale and issuance of Offered Securities;

(l)

will on or before the time of filing the Final Prospectus provide to the Underwriters a copy of the conditional listing approval of the Common Shares partially comprising the Offered Securities and the Warrant Shares issuable upon exercise of the Warrants on the TSXV;

(m)

will forthwith notify the Underwriters of the breach of any covenant of this Agreement in any material respect by the Company, or upon the Company becoming aware that any representation or warranty of the Company contained in this Agreement or any document, instrument, certificate or other agreement delivered pursuant hereto is or was untrue or inaccurate in any material respect at the time such representation or warranty was made;

(n)

subject to compliance with Canadian Securities Laws, will not, at any time prior to the Closing of the Offering, halt the trading of the Common Shares on the TSXV without the prior written consent of PI, on behalf of the Underwriters (such consent not to be unreasonably withheld);

(o)

will use its commercially reasonable efforts to cause the directors and officers of the Company and other persons referred to in Section 11.1(k) to deliver at the Closing Time on the Closing Date, the agreements contemplated by Section 11.1(k);

(p)

will duly execute and deliver the Warrant Indenture at the Closing Time on the Closing Date and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(q)

will ensure that at the Closing Time on the Closing Date or Option Closing Date, as applicable, the Warrants are duly and validly created, authorized and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture;

(r)

ensure that the Warrant Shares issuable upon the exercise of the Warrants shall, upon issuance in accordance with terms thereof and receipt by the Company of payment therefor, be duly issued as fully paid and non-assessable Common Shares;

(s)	ensure that, at all times prior to the until the expiry date of the Warrants, a sufficient number of Warrant Shares are allotted and reserved for issuance upon the exercise of the Warrants; and

(t)

will, prior to the Closing Date or Option Closing Date, as the case may be, make available management of the Company for meetings with investors as scheduled by the Underwriters at the discretion of the Co-Lead Underwriters, acting reasonably.

SECTION 11
CLOSING CONDITIONS

11.1      The Underwriters’ obligation to purchase the Units at the Closing Time on the Closing Date shall be subject to the following conditions, which conditions are for the sole benefit of the Underwriters and may be waived, in writing, in whole or in part by the Underwriters in their sole discretion:

(a)	the Underwriters shall have received at the Closing Time the following::

(i)

favourable legal opinions, dated the Closing Date, addressed to the Underwriters and to their counsel, in form and substance satisfactory to theUnderwriters and their counsel, acting reasonably from the Company’s counsel, DuMoulin Black LLP, and such local counsel in such Qualifying Jurisdictions where the Company’s counsel is not qualified to practice law as are acceptable to the Underwriters’ counsel, and all of such counsel may rely upon, only as to matters of fact, certificates of public officials and officers of the Company, and letters from stock exchange representatives and transfer agents, with respect to the following matters:

(A)

the Company is a corporation existing under the Business Corporations Act (British Columbia) and has all requisite corporate power, capacity and authority to carry on its business and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement and the Warrant Indenture, including to offer, issue, sell and deliver the Units, the Option Units and the Warrant Shares and to grant the Over- Allotment Option;

(B)

the Company is a “reporting issuer”, or its equivalent, in each of theQualifying Jurisdictions and it is not listed as in default of Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(C)	as to the authorized share capital of the Company, and as to the number of issued and outstanding shares in the capital of the Company;

(D)

the Common Shares partially comprising the Units have been duly authorized and issued and upon receipt by the Company of payment therefor by the Underwriters as provided by this Agreement will be validly issued and outstanding as fully-paid and non-assessable Common Shares in the capital of the Company, and the Common Shares partially comprising the Option Units have been duly authorized, reserved and allotted for issuance and, upon receipt by the Company of payment therefor by the Underwriters as provided by this Agreement, will be validly issued and outstanding as fully paid and non-assessable Common Shares in the capital of the Company;

(E)	the Warrants have been validly created and issued by the Company;

(F)

the Warrant Shares issuable upon the exercise of the Warrants have been authorized and allotted for issuance and, upon the due exercise of the Warrants in accordance with the terms thereof and receipt by the Company of payment therefor, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Company;

(G)

that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of the Preliminary Prospectus and the Final Prospectus and the filing thereof with the Securities Commissions under the Canadian Securities Laws in each of the Qualifying Jurisdictions;

(H)

that all necessary corporate action has been taken by the Company to authorize the execution and delivery of each of this Agreement and the Warrant Indenture and the performance of the Company’s obligations hereunder and thereunder, including to offer, issue, sell and deliver the Units, the Option Units and the Warrant Shares, and this Agreement and the Warrant Indenture has each been duly authorized, executed and delivered by the Company, and constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to customary qualification for enforceability;

(I)

that the execution and delivery of this Agreement and the Warrant Indenture by the Company and the performance of the Company’s obligations hereunder and thereunder, including to offer, issue, sell and deliver the Units, the Option Units and the Warrant Shares and to grant the Over-Allotment Option, do not and will not contravene, or constitute a default under, or result in a breach or violation of, and do not and will not create a state of facts which, after notice or lapse of time or both, will contravene, constitute a default under, or result in a breach or violation of:

(I)	any of the terms, conditions or provisions of the constating documents or articles of the Company; or

(II)	any provisions of applicable Laws of British Columbia or of Canada applicable therein; or

(J)	that the attributes of the Offered Securities and the Warrant Shares conform in all material respects with the descriptions thereof in the Final Prospectus;

(K)

the form of definitive certificates representing the Common Shares and the Warrants have been duly approved and adopted by the Company and comply with applicable Law, the constating documents and articles of the Company;

(L)

that the Common Shares and Warrants partially comprising the Units and Option Units and the Warrant Shares issuable upon the exercise of the Warrants have been conditionally approved for listing on the TSXV, subject only to customary and standard post- closing conditions imposed by the TSXV in similar circumstances;

(M)	as to the accuracy of the statements under “Eligibility for Investment” in the Final Prospectus, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(N)

Computershare Investor Services Inc., at its principal office in the City of Vancouver has been duly appointed as the transfer agent and registrar for the Common Shares and Computershare Trust Company of Canada has been duly appointed as warrant agent in respect of the Warrants;

(O)

that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits, consents and authorizations of the Securities Commissions required under Canadian Securities Laws have been obtained, in each case by the Company, to qualify the Distribution of the Offered Securities and the Over-Allotment Option in each of the Qualifying Jurisdictions through investment dealers or brokers duly registered in such categories under the applicable Laws of the Qualifying Jurisdictions who have complied with the relevant provisions of such applicable Laws; and

(P)

that the issuance of the Warrant Shares issuable upon exercise of the Warrants is exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(ii)

if any Units are sold to, or for the account or benefit of, persons in jurisdictions other than the Qualifying Jurisdictions, a favourable legal opinion, dated the Closing Date, addressed to the Underwriters and to their counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, from the Company’s counsel in such jurisdictions;

(b)

the Underwriters shall have received at the Closing Time favourable legal opinions, dated the Closing Date, addressed to the Underwriters and to their counsel, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, as to:

(i)	the corporate status of the Subsidiaries (other than 2102168 Alberta Ltd., Vitaleaf Management Inc. and Gene-Etics Strains Co.), AB Labs and AB Ventures;

(ii)

that the Subsidiaries (other than 2102168 Alberta Ltd., Vitaleaf Management Inc. and Gene-Etics Strains Co.), AB Labs and AB Ventures have the requisite corporate power, authority and capacity to carry on their respective business and to own, lease and operate their respective property and assets; and

(iii)	as to ownership of the securities of such corporations (other than 2102168 Alberta Ltd., Vitaleaf Management Inc. and Gene-Etics Strains Co.);

(c)	[intentionally left blank]

(d)

the Underwriters shall have received at the Closing Time a “bring down” comfort letter dated the Closing Date from the Company’s auditors, Manning Elliott LLP, addressed to the Underwriters and the board of directors of the Company, in form and substance satisfactory to the Underwriters and their counsel, acting reasonably, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to Section 3.1(c) with such changes as may be necessary to bring the information therein forward to a date which is no earlier than two Business Days prior to the Closing Date, provided that such changes must be acceptable to the Underwriters acting reasonably;

(e)

the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Company, addressed to the Underwriters with respect to the notice of articles and articles of the Company, all resolutions of the board of directors of the Company and other corporate action relating to this Agreement, the Warrant Indenture, the Offering and to the authorization, offer, issue, sale and delivery of the Offered Securities and the Warrant Shares and the grant of the Over-Allotment Option, the incumbency and specimen signatures of signing officers;

(f)

the Underwriters shall have received at the Closing Time a certificate or certificates dated the Closing Date and signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company or any other officer acceptable to the Underwriters, addressed to the Underwriters, certifying on behalf of the Company and without personal liability, that, except as disclosed in the Final Prospectus or any Supplementary Material:

(i)	since the date of the Final Prospectus:

(A)	there shall have been no adverse change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the Condition of the Company; and

(B)	no transaction out of the ordinary course of business has been entered into or is pending by the Company or the Subsidiaries,

that is material to the Company and the Subsidiaries taken as a whole;

(ii)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Offered Securities or any other securities of the Company shall have been issued or made by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, contemplated or threatened, by any Governmental Authority;

(iii)	the Company shall have duly complied in all material respects with all the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iv)

the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects (provided that any representations and warranties that are qualified as to materiality shall be true and correct in all respects) as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

(g)	the Underwriters shall have received a certificate of good standing or the equivalent dated within one Business Day of the Closing Date, in respect of the Company and the Subsidiaries;

(h)

the Company shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Securities for Distribution in the Qualifying Jurisdictions, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(i)

the Underwriters shall have received at the Closing Time such other certificates, statutory declarations, agreements or materials, in form and substance satisfactory to the Underwriters and their counsel, as the Underwriters and their counsel may reasonably request;

(j)	the Company shall have fulfilled each of the covenants contained in this Agreement to the satisfaction of each of the Underwriters, acting reasonably;

(k)

the Underwriters shall have received at the Closing Time from the directors and executive officers of the Company a lock-up agreement pursuant to which, for a period commencing on the Closing Date and ending on the earlier of 90 days thereafter or such date that such director or officer ceases to be a director or officer of the Company, each such director or officer will not, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, swap, or otherwise dispose of, transfer, assign, or announce any intention to do so, any Common Shares or any securities convertible into or exchangeable for Common Shares, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences of ownership of common shares, whether such transaction is settled by the delivery of common shares, other securities, cash or otherwise, other than pursuant to a bona fide take-over bid, change of control or any other similar transaction made generally to all of the shareholders of the Company, provided that, in the event the take-over bid, change of control or other similar transaction is not completed, such securities shall remain subject to the lockup agreement;

(l)

there shall not be any misrepresentations in any of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or any undisclosed material adverse change or undisclosed material facts relating to the Company, the Subsidiaries or the Offered Securities; and

(m)

the Underwriters shall have received a certificate from Computershare Investor Services Inc., the Company’s registrar and transfer agent, as to the number of issued and outstanding Common Shares as at the end of the Business Day on the day prior to the Closing Date.

SECTION 12
CLOSING

12.1      The Closing of the purchase and sale of the Offered Securities will be completed at the Closing Time on the Closing Date or Option Closing Date, as applicable, at the offices of the Company’s counsel, or at any other place determined in writing by the Company and the Underwriters.

12.2      At the Closing Time on the Closing Date, the Company will deliver to PI on behalf of the Underwriters:

(a)

certificates representing the Common Shares and Warrants comprising the Units to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS Clearing and Depository Services Inc. (“CDS”) or, alternatively, the Company shall deliver to the Underwriters in uncertificated form pursuant to the non-certificated inventory system of CDS the Common Shares and Warrants comprising the Units to be issued and sold by it on the Closing Date registered in the name of “CDS & Co.”; and

(b)

such further documentation as may be contemplated herein or as the Securities Commissions or TSXV may reasonably require, against payment by PI on behalf of the Underwriters of the aggregate Purchase Price for the Units by wire transfer to the order of the Company in Canadian same day funds or by such other method as the Company and the Underwriters may agree upon; provided that the PI shall be entitled to set off against and deduct from the aggregate Purchase Price, the Underwriters Fees payable by the Company in respect of the sale of the Offered Securities together with the estimated expenses of the Underwriters payable by the Company as contemplated in Section 15.1 hereof.

12.3      In the event the Over-Allotment Option is exercised in accordance with its terms, the Company will, at or prior to each Option Closing Time, deliver to PI, on behalf of the Underwriters:

(a)

certificates representing the Common Shares and Warrants comprising the Option Units to be issued and sold by it on such Option Closing Time registered in the name of “CDS & Co.” for deposit into the book entry only system administered by CDS or, alternatively, the Company shall deliver to the Underwriters in uncertificated form pursuant to the non-certificated inventory system of CDS the Option Units to be issued and sold on such Option Closing Time registered in the name of “CDS & Co.”; and

(b)

the items listed in Section 11.1(a),  Section 11.1(d),  Section 11.1(e), Section 11.1(f) and Section 11.1(g),  in each case dated the Option Closing Date, together with such further documentation as may be contemplated herein or as the Securities Commissions or TSXV may reasonably require, against payment to the Company by PI on behalf of the Underwriters of the aggregate purchase price for such Option Units by wire transfer to the order of the Company in Canadian same day funds or by such other method as the Company and the Underwriters may agree upon; provided that the PI shall be entitled to set off against and deduct from the aggregate purchase price for the Option Units, the Underwriters Fees payable by the Company in respect of the sale of the Option Shares together with the estimated expenses of the Underwriters payable by the Company as contemplated in Section 15.1 hereof.

12.4      The Company shall make all necessary arrangements for the exchange of definitive certificates delivered pursuant to Section 12.2(a) or Section 12.3(a), as applicable, on the date of delivery, at the principal offices of the registrar of the Company in the City of Vancouver for certificates representing the Common Shares and Warrants comprising the Units and the Common Shares and Warrants comprising any Option Units in such amounts and registered in such names as shall be designated by PI not less than 48 hours prior to the Closing Time or Option Closing Time, as applicable. The Company shall pay all fees and expenses payable to or incurred by the registrar of the Company in connection with the preparation, delivery, certification and exchange of the definitive certificates contemplated by this Section 12.4 and the fees and expenses payable to or incurred by the registrar of the Company in connection with such additional transfers required in the course of the distribution of the Units and any Option Units.

12.5      All or any part of the Underwriters Fees and other expenses contemplated to be paid to the Underwriters under this Agreement may be subject to Federal Goods and Services Tax and/or Harmonized Sales Taxes and any other applicable sales taxes in which event a corresponding additional amount will be payable by the Company to the Underwriters promptly upon request therefor by PI.

SECTION 13
TERMINATION

13.1      Each Underwriter will also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Company at or prior to the Closing Time if:

(a)

there is, in the opinion of the Co-Lead Underwriters, a material change or a change in any material fact or a new material fact shall arise which would be expected to have a material adverse change or effect the Condition of the Company or the market price or value or marketability of the Offered Securities;

(b)

any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company is made, or proceedings are announced, commenced or threatened for the making of any such order, by any Securities Commission or Regulatory Authority, the TSXV or any other competent authority, and has not been rescinded, revoked or withdrawn;

(c)

there should develop, occur or come into effect any event, action, state, condition or major financial occurrence of national or international consequence, including without limitation, accident, act of terrorism, public protest, governmental law or regulation which in the sole opinion of the Co-Lead Underwriters, acting reasonably, adversely and materially affects or may adversely and materially affect the financial markets or the business, affairs, prospects or financial condition of the Company or the market price or value or marketability of the Offered Securities;

(d)

there is an inquiry, action, investigation or other proceeding (whether formal or informal) commenced, announced or threatened or an order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation, the TSXV or any securities regulatory authority, in relation to the Company or any one of its officers or directors (except for any inquiry, action, suit, proceeding, investigation or order based upon activities of the Underwriters and not upon activities of the Company), which in the opinion of the Co-Lead Underwriters, acting reasonably, operates to prevent or materially restrict the distribution or trading of the Offered Securities or, which in the reasonable opinion of the Co-Lead Underwriters, materially and adversely affects or would be reasonably expected to materially and adversely affect the market price or value of the Offered Securities;

(e)

the Company is in material breach of a term, condition or covenant of this Agreement, or any representation or warranty given by the Company in this Agreement becomes or is false in any material respect; or

(f)

any Underwriter and the Company agree in writing to terminate this Agreement in relation to such Underwriter, then any of the Underwriters shall be entitled, at its option in accordance with Section 13.3,to terminate its obligations under this Agreement in respect of any Offered Securities prior to Closing or any Offered Securities not then purchased under this Agreement by written notice to that effect given to the Company at any time prior to the applicable Closing Time.

13.2      All terms and conditions of this Agreement shall be construed as conditions, and any breach or failure by the Company to comply with any of such terms and conditions shall entitle the Underwriters, or any of them, to terminate their obligations to purchase the Offered Securities by notice to that effect given to the Company at or prior to the Closing Time. The Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding on the Underwriters any such waiver or extension must be in writing and signed by all of the Underwriters.

13.3      The rights of termination contained in this Section 13.3 may be exercised by any of the Underwriters and are in addition to any other rights or remedies the Underwriters or any of them may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement. In the event of any such termination, there shall be no further liability on the part of such Underwriters to the Company or on the part of the Company to such Underwriters except in respect of any liability which may have arisen or may thereafter arise under Section 14, Section 15.1 or Section 15.1. A notice of termination given by an Underwriter under this Section 13 shall not be binding upon any other Underwriter who has not also executed such notice.

SECTION 14
COMPANY INDEMNITY AND CONTRIBUTION

14.1      The Company and its subsidiaries or affiliated companies, as the case may be (collectively, the “Indemnitor”) agrees to indemnify and hold harmless each of the Underwriters, and each of their subsidiaries and affiliates and each of their respective directors, officers, employees and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) to the full extent lawful, from and against all expenses, fees, losses, claims, actions, damages, obligations and liabilities, joint or several, of any nature (including the reasonable fees and expenses of their respective counsel and other expenses, but not including any amount for lost profits) (collectively, “Losses”) that are incurred in investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party (collectively, the “Claims”) or to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Company by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement, together with any Losses that are incurred in enforcing this indemnity. This indemnity will not be available to an Indemnified Party in respect of Losses incurred where a court of competent jurisdiction in a final judgment that has become non-appealable determines that (a) the Indemnified Parties have been grossly negligent or have committed wilful misconduct or any fraudulent act in the course of such performance or have breached the terms of this Agreement; and (b) the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, wilful misconduct or fraud or breach referred in (a).

14.2      If for any reason (other than a determination as to any of the events referred to immediately above) this indemnity is unavailable to an Indemnified Party or is insufficient to hold an Indemnified Party harmless in respect of any Claim, the Indemnitor will contribute to the Losses paid or payable by such Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Indemnitor on the one hand and the Indemnified Party on the other hand but also the relative fault of the Indemnitor and the Indemnified Party as well as any relevant equitable considerations; provided that the Indemnitor will in any event contribute to the Losses paid or payable by an Indemnified Party as a result of such Claim, the amount (if any) equal to: (a) such amount paid or payable, minus (b) the amount of the Underwriters Fee received by the Underwriters pursuant to this Agreement. In the event that the Indemnitor may be entitled to contribution from the Indemnified Parties under the provisions of any statute or law, the Indemnitor will be limited to contribution in any amount not exceeding the lesser of the portion of the Losses giving rise to such contribution for which the Underwriters are responsible and the amount of the Underwriters Fee received by the Underwriters.

14.3      The Indemnitor agrees that in case any Claim will be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or will be required to respond to procedures designed to discover information regarding, in connection with or by reason of the performance of professional services rendered to the Company by the Indemnified Parties hereunder, the Indemnified Party will have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Party for time spent by its personnel in connection therewith at their normal per diem rates together with such disbursements and out-of-pocket expenses incurred by the personnel of the Indemnified Party in connection therewith) will be paid by the Indemnitor as they occur.

14.4      The Underwriters will notify the Indemnitor promptly in writing after receiving notice of any Claim against the Underwriters or any other Indemnified Party or receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor hereunder, stating the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission to so notify the Indemnitor will not relieve the Indemnitor of any liability which the Indemnitor may have to an Indemnified Party except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such Claim or results in any material increase in the liability under this indemnity which the Indemnitor would otherwise have incurred had the Underwriters not so delayed in giving, or failed to give, the notice required hereunder.

14.5      The Indemnitor will be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Co-Lead Underwriters, on behalf of the Underwriters, acting reasonably. Upon the Indemnitor notifying the Underwriters, in writing of its election to assume the defence and retaining counsel, the Indemnitor will not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Co-Lead Underwriters (in all cases on behalf of the Underwriters), will keep the Co-Lead Underwriters advised of the progress thereof and will discuss with the Co-Lead Underwriters all significant actions proposed.

14.6      Notwithstanding the foregoing paragraph, any Indemnified Party will also have the right, at the Indemnitor’s expense, to separately retain counsel of such Indemnified Party’s choice, in respect of the defence of any Claim if: (a) the employment of such counsel has been authorized by the Indemnitor; (b) the Indemnitor has not assumed the defence and employed counsel therefor promptly after receiving notice of the Claim; or (c) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both parties by the same counsel would be inappropriate for any reason, including for the reason that there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in any of which events the Indemnitor will not have the right to assume or direct the defence on such Indemnified Party’s behalf), provided that the Indemnitor will not be responsible for the fees or expenses of more than one legal firm in any single jurisdiction for all of the Indemnified Parties.

14.7      A party hereunder will not, without the other party’s prior written consent, such consent not to be unreasonably withheld or delayed, settle, compromise, consent to the entry of any judgment, or make an admission of liability with respect to any Claims or seek to terminate any Claims in respect of which indemnification may be sought hereunder.

14.8      The rights accorded to the Indemnified Parties hereunder will be in addition to any rights an Indemnified Party may have at common law or otherwise.

14.9      The Indemnitor agrees to waive any right the Indemnitor may have of first requiring the Indemnified Party to proceed against or enforce any right, power, remedy, security or claim payment from any other person before claiming under this indemnity. The Indemnitor hereby acknowledges that the Underwriters are acting as trustees for each of the other Indemnified Parties of the Indemnitor’s covenants under this indemnity and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

14.10      The indemnity and contribution obligations of the Indemnitor will be in addition to any liability which the Indemnitor may otherwise have, will extend upon the same terms and conditions to the Indemnified Parties who are not signatories hereto and will be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Company and the Indemnified Parties

SECTION 15
EXPENSES OF THE OFFERING

15.1      Whether or not the transactions herein contemplated shall be completed, the Company shall be responsible for its own costs and expenses related to the Offering, including the fees and expenses of counsel for the Company, including all expenses of, or incidental to, the authorization, allotment and issue of the Offered Securities and all expenses of, or incidental to, all other matters in connection with the transactions contemplated hereunder including: listing fees, expenses payable in connection with the qualification of the Distribution of the Offered Securities and the Over-Allotment Option, all fees and expenses of local counsel (including U.S. counsel to the Company), all fees and expenses of the Company’s auditors, all reasonable fees and expenses of the Underwriters’ legal counsel (such legal fees not to exceed $100,000, exclusive of taxes, disbursements for such legal counsel ), all reasonable out-of-pocket expenses incurred by the Underwriters relating to the marketing of the Offered Securities, all travel and roadshow and other costs relating to information meetings and to preparation of a “greensheet”, audio-visual and other information meetings materials and all costs incurred in connection with preparing, printing, translating and providing commercial copies of the Offering Documents and share certificates representing the Offered Securities, all fees and expenses of CDS and of the Company’s registrar and transfer agent and all applicable taxes thereon.

SECTION 16
UNDERWRITING PERCENTAGES AND DEFAULT

16.1      Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Units shall be several only and not joint nor joint and several and shall be limited to the percentages of the aggregate number of Units set out opposite the name of the Underwriters respectively below:

PI Financial Corp.	50.0%
GMP Securities L.P.	30.0%
Canaccord Genuity Corp.	10.0%
Echelon Wealth Partners	10.0%

16.2      If an Underwriter (a “Refusing Underwriter”) does not complete the purchase and sale of the Units which that Underwriter has agreed to purchase under this Agreement (other than in accordance with Section 13 (the “Defaulted Securities”), PI may delay the Closing Date for not more than six (6) Business Days and the remaining Underwriters (the “Continuing Underwriters”) will be entitled, at their option, to purchase all but not less than all of the Defaulted Securities pro rata according to the number of Units to have been acquired by the Continuing Underwriters under this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Securities to be purchased by the Refusing Underwriter does not exceed 10% of the Units, the Continuing Underwriters will be obligated to purchase the Defaulted Securities on the terms set out in this Agreement in proportion to their obligations under this Agreement. If the number of Defaulted Securities to be purchased by Refusing Underwriters exceeds 10% of the Units, the Continuing Underwriters will not be obliged to purchase the Defaulted Securities and, if the Continuing Underwriters do not elect to purchase the Defaulted Securities:

(a)	the Continuing Underwriters will not be obliged to purchase any of the Units;

(b)	the Company will not be obliged to sell less than all of the Units;

(c)

the Company will be entitled to terminate its obligations under this Agreement, in which event there will be no further liability hereunder on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Section 14, Section 15.1 and Section 16; and

(d)	any liability of the Refusing Underwriter for breach of this Agreement will remain.

SECTION 17
COMPANY RESTRICTED PERIOD

17.1      The Company not, directly or indirectly, issue, sell, offer, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, or otherwise dispose of, any additional common shares or any securities convertible or exchangeable into common shares of the Company, other than pursuant to (i) the exercise of the Over-Allotment Option, (ii) any bona fide arm’s length acquisition transaction involving the issuance of securities, (iii) the exercise of outstanding warrants, (iv) the obligations of the Company in respect of any existing agreements, or (v) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the Closing Date, for a period commencing on the date hereof and ending of 90 days following the Closing Date, without the prior written consent of the Co-Lead Underwriters, such consent not to be unreasonably withheld.

SECTION 18
ACTIONS ON BEHALF OF THE UNDERWRITERS

18.1      Except with respect to Section 13 and Section 14 of this Agreement, all transactions, notices and waivers on behalf of the Underwriters under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Underwriters by PI, as specified herein, whom the Underwriters have hereby authorized to act on their behalf, and, where practicable, PI will in good faith discuss with the other Underwriters the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be. The Company may rely entirely on any such transaction or notice as binding all Underwriters.

18.2      In performing their respective obligations under this Agreement, the Underwriters shall be acting severally, and not jointly no jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

SECTION 19
SURVIVAL OF REPRESENTATIONS, ETC.

19.1      The representations, warranties, obligations and agreements of the Company contained herein and in any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities shall survive the purchase of the Offered Securities, any subsequent disposition of the Offered Securities by the  Underwriters or the termination of the Underwriters’ obligations and shall continue in full force and effect unaffected by the Closing for the later of (i) three (3) years from the Closing date, and (ii) such maximum period of time as the Underwriters or any purchaser of Offered Securities under the Prospectus may be entitled to commence an action, or exercise a right of rescission, with respect to a misrepresentation contained or incorporated by reference in any of the Offering Documents pursuant to, as applicable, Canadian Securities Laws, civil or common law rights or otherwise, and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the Distribution of the Offered Securities or otherwise. Notwithstanding the prior sentence, the indemnification and contribution provisions contained in this Agreement shall survive and continue in full force and effect indefinitely, subject to the limitation requirements of applicable Laws. The Company agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Company under this Agreement or any certificate, instrument, agreement or other document delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Securities as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Offering Documents or the Distribution of the Offered Securities or otherwise.

SECTION 20
NOTICES

20.1      Any notice or other communication (a “Communication”) required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile or email on a Business Day to the following addresses:

(a)	If to the Company, at:

Suite 3123 – 595 Burrard Street,
Vancouver British Columbia V7X 1J1

	Attention:	Dan Kriznic
	Email:	d.kriznic@invictus-md.com

with a copy, which shall not constitute notice, to:

DuMoulin Black LLP
10th Floor - 595 Howe Street,
Vancouver, British Columbia V6C 2T5

	Attention:	Justin Kates
	Fax Number:	(604) 687-8772
	Email:	jkates@dumoulinblack.com

(b)	If to the Underwriters, addressed and sent to:

PI Financial Corp.
666 Burrard Street, Suite 1900
Vancouver, BC V6C 3N1

Attention: Blake Corbet
email.: bcorbet@pifinancialcorp.com

GMP Securities L.P.
145 King Street West
Toronto, ON M5H 1J8

Attention: Kyle Gould
email: kgould@gmpsecurities.com

Canaccord Genuity Corp.
161 Bay Street, Suite 3100
Toronto, ON M5J 2S1

Attention: Jamie Brown
email: JBrown@canaccordgenuity.com

Echelon Wealth Partners
1 Adelaide Street East, Suite 2100
Toronto, ON M5C 2V9

Attention: David G. Anderson
email: danderson@echelonpartners.com

with a copy, which shall not constitute notice, to:

Fasken Martineau DuMoulin LLP
2900 - 550 Burrard Street
Vancouver, British Columbia V6C 0A3

Attention:	Blair Horn
Email:	bhorn@fasken.com

or to such other address as any of the parties may designate by notice given to the others.

20.2      Each Communication shall be personally delivered to the addressee or sent by facsimile transmission or e-mail to the addressee and (a) a Communication which is personally delivered or e-mailed shall, if delivered before 5:00 p.m. (Vancouver time) on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (b) a Communication which is sent by facsimile transmission shall, if sent on a Business Day and the machine on which it is sent receives the answerback code of the party to whom it is sent before 5:00 p.m. (Vancouver time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

SECTION 21
GOVERNING LAW

21.1      This Agreement shall be governed and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

SECTION 22
TIME

22.1      Time shall be of the essence of this Agreement.

SECTION 23
HEADINGS

23.1      Headings are inserted for convenience of reference only and shall not affect the interpretation of this Agreement.

SECTION 24
SUCCESSORS AND ASSIGNS

24.1      This Agreement will enure to the benefit of, and will be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

SECTION 25
SEVERABILITY

25.1      If any provision of this Agreement is determined to be void or unenforceable in whole or in part, such void or unenforceable provision shall not affect or impair the validity of any other provision of this Agreement and shall be severable from this Agreement.

SECTION 26
PUBLIC ANNOUNCEMENTS

26.1      The Company agrees that it shall not make any public announcements regarding the transactions contemplated hereunder without the prior written consent of PI, on behalf of the Underwriters, such consent not to be unreasonably withheld. The Company agrees that, following  Closing, each of the Underwriters may place “tombstone” and other advertisements relating to its role in connection with the Offering.

SECTION 27
MISCELLANEOUS

27.1      Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

27.2      This Agreement and the other documents referred to in this Agreement constitute the entire agreement among the Underwriters and the Company relating to the subject matter of this Agreement and supersede all prior agreements among those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

27.3      This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

27.4      No waiver of any provision of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the party to be bound by the waiver. A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right it may have.

27.5      In connection with the distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

27.6      The Company acknowledges that each Underwriters is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and financial advisory services and that in the ordinary course of its trading and brokerage activities, each Underwriter and/or any of its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of the Company or any other company that may be involved in a transaction or related derivative securities.

27.7      The Company acknowledges and agrees that: (i) the purchase and sale of the Offered  Securities pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Underwriters; (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favour of the Company with respect to the Offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is concurrently advising the Company on other matters) or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted its own legal and financial advisors to the extent it deemed appropriate. The Company agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owe a fiduciary or similar duty to the Company in connection with such transaction or the process leading thereto.

27.8      The Company acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and its engagement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the  Underwriters’ prior written consent in each specific instance. Any advice or opinions given by the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to the Underwriters or this Agreement.

[Signature page follows]

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance on the accompanying counterparts of this letter, return the same to us whereupon this letter as so accepted shall constitute an agreement between us in accordance with the foregoing.

PI FINANCIAL CORP.

By:	(Signed) “Blake Corbet”
	Name:	Blake Corbet
	Title:	Co-Head of Investment Banking

GMP SECURITIES L.P.

By:	(Signed) “Kyle Gould”
	Name:	Kyle Gould
	Title:	Investment Banking, Director

CANACCORD GENUITY CORP.

By:	(Signed) “Jamie Brown”
	Name:	Jamie Brown
	Title:	Vice Chairman, Managing Director, Investment Banking

ECHELON WEALTH PARTNERS INC.

By:	(Signed) “David G. Anderson”
	Name:	David G. Anderson
	Title:	Head of Investment Banking

The foregoing offer is accepted and agreed to by us as of the date first above written.

INVICTUS MD STRATEGIES CORP

By:	(Signed) “Dan Kriznic”
	Name:	Dan Kriznic
	Title:	Chairman and Chief Executive Officer